SALEM SPICE, INC.

FORM C/A
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Salem Spice, Inc.
State of Organization	Massachusetts
Date Company Was Formed	February 19, 2015
Kind of Entity	Corporation
Street Address	62 Wharf St Salem, MA 01970
Website Address	www.salemspice.com

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	David Bowie	
All positions with the Company and How Long for Each Position	Position President	How Long Since Incorporation
Business Experience During Last Three Years	Certified ServSafe Kitchen Food Manager. Serves on the board of directors for Salem Chamber of Commerce.	
Principal Occupation During Last Three Years	President of Salem Spice, Inc.	

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Has this Person Been Employed by Anyone Else During the Last Three Years?	No	

Name	Roy Bene	
All positions with the Company and How Long for Each Position	Position CEO	How Long Since 2019
Business Experience During Last Three Years	Experienced Professional Chef	
Principal Occupation During Last Three Years	CEO of Salem Spice, Inc	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	NexBank	Information Security

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	**David Bowie**
Name	**Roy Bene**

§227.201(d) – The Company's Business and Business Plan

The Problem

The desire for a good, consistent dining experience is among the highlights of any visit to the city. Each and every restaurant continues to strive for more seats and more turnover of those seats during each meal service in order to maintain profitability.

Additionally, local restaurants are facing new challenges in the rising cost of service industry talent coinciding with rising cost of living in the Salem area. This, combined with the inflexibility of a menu-driven business model, and the changing moods of the dining public has created a massive growth opportunity for commercial kitchen space.

The problem is how to capitalize on the burgeoning food scene in Salem by weathering the seasonality of the visitor base while maintaining profitability and decreasing waste.

The Solution

We are not a restaurant, nor a bar. We are everything else.

As a commercial kitchen, Salem Gnu Kitchen is a Salem Spice expansion project and partnership, supporting the latent desire for creativity in food for the local public. It provides a clean, safe, licensed, and fully functional kitchen for those people who want to create food for a farmers market, a wholesale contract, or to provide catering services for parties.

Cooking, technique, and professional development classes will be held in the large kitchen supporting the local community.

Food-to-Go and pre-made meals will be available in a merchandising refrigerator.

Why Salem Spice?

Salem Spice's enhanced location will have an additional 750 square feet for the Salem Gnu Kitchen.

The combined entity will provide a venue for culinary classes, as well as a location for local catering and food professionals to cook food which will then be delivered to multiple end-users across the North Shore.

Market Analysis

By focusing on the needs of the local population, we have a business model that is able to flex and realize retail growth during the viable summer visitor season when we welcome over 1 million visitors annually.

During the slower winter time-frame, on-site classes and events will be supported by the immediate Salem area comprising over 60,000 households and 200,000 individuals.

Competitor Analysis

Direct competition is Kitchen Local in Andover MA, Stock Pot Malden in Malden MA, Crop Circle Kitchen in Jamaica Plain MA, and Commonwealth Kitchen in Boston.

There are few locations for cooking classes in Massachusetts; the leading competitor in this arena is Taste Buds of North Andover MA.

Our Business Model and Business Plan

The Salem Gnu Kitchen will enhance the core retail's reach, marketing and provide a much-needed, local center for learning, cooking, spices and recipes.

Salem Gnu Kitchen will lease out its commercial grade kitchen to caterers and culinary professionals, serving as a local space for culinary production to be delivered to end-users throughout the NorthShore.

Entrepreneur Bios

David Bowie

President & Co-Founder

David was born in El Paso TX, spending childhood years in the Southwest. He attended the University of Texas El Paso and then joined the Navy during the Vietnam conflict. David became a part of Bolt Beranek, & Newman (BBN) in the early 1980's and spent almost 30 years in the high tech industry ushering in and supporting new technologies for the Arpanet and the interconnected networks it spawned. David was among the first Security Analysts for the new internet and held many management positions within BBN, GTE Internetworking, and Genuity; during the technology years, he served on the board of directors for numerous technical organizations and oversight bodies. In 2010 David left the high-tech industry and formed Salem Spice, a retail spice, tea, and kitchen goods storefront on Pickering Wharf in Salem Massachusetts. David is a Certified ServSafe Kitchen Food Manager, and serves on the board of directors for Salem Chamber of Commerce. He is a maritime nut, rigging enthusiast, and is the avowed Spice Guy for Salem; with stories of the spice trade and a knack for seeing spices as the hidden jewel in the flavor crown for the eclectic Salem Food Scene.

Roy Bene II

CEO & Co-Founder, Professional Chef

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A calm, pleasant, helpful and hardworking individual who has an unbridled passion for creating mouthwatering and inspiring cuisine using only the best farm-raised, organic ingredients. Roy obtains true happiness both in a busy kitchen, and from the looks of delight/satisfaction on the faces of those he has the pleasure of cooking for. As a former combat soldier and natural leader, he is not only able to manage a busy kitchen and delegate tasks, but is also able to reliably carry out orders. As an experienced Chef, Roy has a proven track record of making great food that will entice restaurant goers and leave them curious and anxious for their next visit. Thumbtack awarded Roy best home chef in Fort Worth, Texas in 2015. He loves the freedom of expression that cooking allows and is willing to go great lengths to bring his passion to life. Aside from his culinary ventures, Roy's passion also includes his family (wife Tammy of 7 years and daughter Loryn), as well as the ocean.

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 4 employees.

§227.201(F) – RISKS OF INVESTING

Required Statements

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment

Risks in Educational Materials

Our [Educational Materials](#) list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$50,000
Offering Deadline	April 30, 2019

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Required Statement

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	*How Much (if Minimum)*	*How Much (if Maximum)*
Compensation to MainVest	$3,000	$6,420
Construction and buildout of commercial kitchen	$47,000	$100,580
TOTAL	$50,000	$107,000

§227.201(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, press the **Invest** button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see Educational Materials.

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close

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the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

● If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(K) – MATERIAL CHANGES

Required Statement
If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

Overview
The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

INTEREST RATE
12.0%

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PAYMENT FREQUENCY
Monthly

PAYMENT START DATE
Oct. 31, 2019

MATURITY DATE
Oct. 31, 2024

SENIORITY
Subordinated

SECURITIZATION
Unsecured

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:
•   The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
•   If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
•   Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
•   By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.
As a result, you should plan to hold your Note until maturity.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Equity Interests

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Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	n/a
How These Securities Differ from the Promissory Notes Offered to Investors	The Equity Interests represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
David Bowie	50%
Roy Bene	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

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§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
Rich Saxe	$50,000	10%	04/30/2023	

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction with "Insiders", including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(S) – THE COMPANY'S FINANCIAL CONDITION

The Company was established in February 2015 and temporarily suspended operations in 2017 due to an electrical fire that occurred subsequent to moving into a new premises, which resulted in a costly and timely delay to continuing operations as expected. As such, there are limited financial statements and information for investors to review. Without the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company would need to find other funds for the completion of its buildout, equipment, and expansion. Other than the proceeds we hope to receive from the Offering, the Company's only other source of capital is through loans from financial institutions or private individuals.

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In 2017 the Company generated $90,150 of revenue with $38,581 in cost of goods sold and incurred $53,264 of expenses. The majority of expenses were comprised of rent, salaries, and supplies. This resulted in net income of ($1,694) in 2017. In 2018 the Company generated $59,212 of revenue with $28,474 of cost of goods sold and total expenses of $75,543. This resulted in net ordinary income of ($44,805). Revenue and expenses in both years were adversely impacted by the fire, which disrupted business plans significantly.

As of December 31, 2017, the Company has total assets of $11,791, which primarily consisted of cash & cash equivalents. As of that date, the Company had current liabilities of $1,088 comprised of accounts payable. The Company had equity of $31,391 at that time. As of December 31, 2018, the Company had total assets of $14,693. As of this time, the Company's current liabilities were ($51) and long term liabilities were $50,162. This resulted in equity of ($8,230) as of December 31, 2018.

§227.201(T) – THE COMPANY'S FINANCIAL STATEMENTS

Historical Financial Statements

Please see Appendix B for historical financial statements

Pro Forma Income Statement

In order to illustrate the future earning potential of the Company, the Company provided a summary of its 2-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Salem Spice/Gnu Kitchen 19/20 Projections

	2019	2020
Net Revenue	$1,192,917	$1,692,950
Cost of Goods Sold	$90,000	$112,500
Gross Profit	$1,102,917	$1,580,485
SG&A Expense	$554,483	$754,525
Operating Profit	$548,434	$825,960
Senior Cash Interest Expense	$14,000	$12,600
Net Profit Before Tax	$534,434	$813,360
Current Tax Expense	$133,609	$203,340
Net Profit Post Tax	$400,826	$610,020

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§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

§227.201(W) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.SalemSpice.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(X) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by the Note and are not enforceable under the Note.

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

The table below contains information from the Company's tax returns for the most recent fiscal year-end and the prior fiscal year-end, if available.

	Most recent fiscal year-end (2017)	Prior fiscal year-end (2016)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$90,150	$103,458
Cost of Goods Sold	$38,581	$43,108
Taxes Paid	$0	$0
Net Income	$256	$19,760

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

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APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

The Company operates with a very limited scope, offering commercial kitchen services and spices for sale, making them vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

The Company is a newly established entity and has no history for prospective investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Additionally, the Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, food safety laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the restaurant industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of the Company's management will coincide: you both want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want the company to act conservative to make sure they are best equipped to repay the Note obligations, while the company might prefer to spend aggressively to invest in the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if the Company fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes are subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Salem Spice Inc
Profit & Loss
January through December 2017

(Unaudited)

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Income	90,150.03
Total Income	90,150.03
Cost of Goods Sold	
Cost of Goods	38,580.60
Total COGS	38,580.60
Gross Profit	51,569.43
Expense	
Owner Compensation	10,000.00
Property Tax	1,277.04
Advertising	2,219.97
Auto Expenses	753.63
Bank Charges	42.00
Communication Expenses	1,907.20
Credit Card Fees	4,092.34
Dues & Subscriptions	1,051.00
Insurance	1,471.37
Legal & Professional Fees	1,847.50
Licenses	170.00
Meals and Entertainment	1,723.57
Office Expenses	1,250.22
Parking & Tolls	16.00
Promotional	528.89
Rent or Lease	11,562.12
Repair & Maintenance	3,686.11
Shipping/Delivery/Postage	1,975.41
State Excise Tax	456.00
Supplies	4,624.83
Travel	179.84
Utilities	2,260.42
Web Hosting	168.09
Total Expense	53,263.55
Net Ordinary Income	-1,694.12
Net Income	-1,694.12

Salem Spice Inc
Balance Sheet
As of December 31, 2017

(Unaudited)

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Eastern Bank Checking	11,791.49
Total Checking/Savings	11,791.49
Total Current Assets	11,791.49
Fixed Assets	
Furniture and Fixtures	
A/D Furniture and Fixtures	-1,020.00
Furniture	1,020.00
Total Furniture and Fixtures	0.00
Machinery & Equipment	
A/D Machinery & Equipment	-1,263.10
Computers	1,263.10
Total Machinery & Equipment	0.00
Total Fixed Assets	0.00
TOTAL ASSETS	**11,791.49**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,087.95
Total Accounts Payable	1,087.95
Other Current Liabilities	
Elizabeth Coughland Loan	-20,687.45
Total Other Current Liabilities	-20,687.45
Total Current Liabilities	-19,599.50
Total Liabilities	-19,599.50
Equity	
Shareholder Equity	
David Bowie	
Contributions	6,729.24
Distributions	
Food	-2,313.88
Household Expenses	-18,560.94
Legal Fees	-6,850.00
Personal Taxes	-333.75
Personal withdrawal	-5,533.87
Pet Supplies	-74.22
Vehicle Expense	-1,013.74
Distributions - Other	42,987.34
Total Distributions	8,306.94
Total David Bowie	15,036.18
Total Shareholder Equity	15,036.18
Retained Earnings	18,048.93
Net Income	-1,694.12
Total Equity	31,390.99
TOTAL LIABILITIES & EQUITY	**11,791.49**

Salem Spice Inc
Statement of Cash Flows
January through December 2017

(Unaudited)

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-1,694.12
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable (A/P)	1,087.95
Elizabeth Coughland Loan	-7,092.84
Net cash provided by Operating Activities	-7,699.01
FINANCING ACTIVITIES	
Shareholder Equity:David Bowie:Contributions	250.00
Shareholder Equity:David Bowie:Distributions:Food	-484.63
Shareholder Equity:David Bowie:Distributions:Household Expenses	9,666.96
Shareholder Equity:David Bowie:Distributions:Legal Fees	-100.00
Shareholder Equity:David Bowie:Distributions:Personal Taxes	-138.00
Shareholder Equity:David Bowie:Distributions:Personal withdrawal	-637.39
Net cash provided by Financing Activities	8,556.94
Net cash increase for period	857.93
Cash at beginning of period	10,933.56
Cash at end of period	**11,791.49**

Salem Spice Inc
Profit & Loss
January through December 2018

(Unaudited)

	Jan – Dec 18
Ordinary Income/Expense	
Income	
Income	59,211.57
Total Income	59,211.57
Cost of Goods Sold	
Cost of Goods	28,473.63
Total COGS	28,473.63
Gross Profit	30,737.94
Expense	
Storage	391.20
Donations	20.00
Property Tax	1,436.67
Advertising	2,310.55
Auto Expenses	220.00
Bank Charges	25.85
Communication Expenses	2,150.85
Credit Card Fees	3,454.14
Dues & Subscriptions	972.40
Insurance	5,909.43
Legal & Professional Fees	3,205.00
Licenses	168.95
Meals and Entertainment	856.12
Office Expenses	414.00
Parking & Tolls	60.00
Promotional	50.00
Rent or Lease	41,554.05
Repair & Maintenance	4,972.16
Shipping/Delivery/Postage	518.81
State Excise Tax	456.00
Supplies	2,489.31
Utilities	3,427.76
Web Hosting	479.32
Total Expense	75,542.57
Net Ordinary Income	-44,804.63

Salem Spice Inc
Profit & Loss
January through December 2018

(Unaudited)

	Jan - Dec 18
Other Income/Expense	
Other Expense	
Miscellaneous	2,500.00
Total Other Expense	2,500.00
Net Other Income	-2,500.00
Net Income	-47,304.63

11:12 AM

01/30/19

Accrual Basis

Salem Spice Inc
Balance Sheet
As of December 31, 2018

(Unaudited)

			Dec 31, 18
ASSETS			
Current Assets			
Checking/Savings			
Salem Five			1,000.00
Eastern Bank Checking			13,692.85
Total Checking/Savings			14,692.85
Total Current Assets			14,692.85
Fixed Assets			
Furniture and Fixures			
A/D Furniture and Fixures		-1,020.00	
Furniture		1,020.00	
Total Furniture and Fixures			0.00
Machinery & Equipment			
A/D Machinery & Equipment		-1,263.10	
Computers		1,263.10	
Total Machinery & Equipment			0.00
Total Fixed Assets			0.00
TOTAL ASSETS			**14,692.85**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable (A/P)			-50.75
Total Accounts Payable			-50.75
Other Current Liabilities			
Elizabeth Coughland Loan			-27,189.22
Total Other Current Liabilities			-27,189.22
Total Current Liabilities			-27,239.97
Long Term Liabilities			
Investors			
Richard Saxe		50,162.43	
Total Investors			50,162.43
Total Long Term Liabilities			50,162.43
Total Liabilities			22,922.46
Equity			
Shareholder Equity			
Roy Bene			
Contributions	2,024.18		
Distributions	-7,700.00		
Total Roy Bene		-5,675.82	
David Bowie			
Contributions	20,278.71		

Salem Spice Inc
Balance Sheet
As of December 31, 2018

(Unaudited)

	Dec 31, 18
Distributions	
Food	-2,313.88
Household Expenses	-18,590.56
Legal Fees	-6,850.00
Personal Taxes	2,050.17
Personal withdrawal	-7,955.14
Pet Supplies	-74.22
Vehicle Expense	-1,136.39
Distributions - Other	42,987.34
Total Distributions	8,117.32
Total David Bowie	28,396.03
Total Shareholder Equity	22,720.21
Retained Earnings	16,354.81
Net Income	-47,304.63
Total Equity	-8,229.61
TOTAL LIABILITIES & EQUITY	14,692.85

Salem Spice Inc
Statement of Cash Flows
January through December 2018

(Unaudited)

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-47,304.63
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable (A/P)	-1,138.70
Elizabeth Coughland Loan	-6,501.77
Net cash provided by Operating Activities	-54,945.10
FINANCING ACTIVITIES	
Investors:Richard Saxe	50,162.43
Shareholder Equity:Roy Bene:Contributions	2,024.18
Shareholder Equity:Roy Bene:Distributions	-7,700.00
Shareholder Equity:David Bowie:Contributions	13,549.47
Shareholder Equity:David Bowie:Distributions:Household Expenses	-29.62
Shareholder Equity:David Bowie:Distributions:Personal Taxes	2,383.92
Shareholder Equity:David Bowie:Distributions:Personal withdrawal	-2,421.27
Shareholder Equity:David Bowie:Distributions:Vehicle Expense	-122.65
Net cash provided by Financing Activities	57,846.46
Net cash increase for period	2,901.36
Cash at beginning of period	11,791.49
Cash at end of period	**14,692.85**

I, David Bowie, certify that:

(1) The financial statements of SALEM SPICE, INC. included in this Form are true and complete in all material respects; and

(2) The tax return information of SALEM SPICE, INC. included in this Form reflects accurately the information reported on the tax return for SALEM SPICE, INC. for the fiscal years ended 2016 and 2017 (most recently available as of the Date of this Form C).

Signature:

DocuSigned by:

David Bowie

7AA56E6C90624F4...

Name: David Bowie
Title: President, SALEM SPICE, INC.